FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June, 2006
Commission File Number: 000-31215

MIND C.T.I. LTD.

(Translation of registrant's name into English)

Industrial Park, Building 7, Yokneam 20692, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F X	Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

INCORPORATION BY REFERENCE

Exhibit 1 to this Report on Form 6-K is hereby incorporated by reference into: (i) the Registrant's Registration Statement on Form S-8, Registration No. 333-117054; (ii) the Registrant's Registration Statement on Form S-8, Registration No. 333-100804; and (iii) the Registrant's Registration Statement on Form S-8, Registration No. 333-54632.

CONTENTS

This report on Form 6-K consists of the following Exhibit, which are attached hereto and incorporated by reference herein:
  Press Release: MIND CTI Announces a Change in Cash Management Policy, Dated June 8, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 8 June, 2006	MIND C.T.I. LTD. /s/ Monica Eisinger =================== Title: Monica Eisinger Chairperson of the Board of Directors, President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number Description of Exhibit
  Press Release: MIND CTI Announces a Change in Cash Management Policy, Dated June 8, 2006.

Exhibit 1

MIND CTI Announces a Change in Cash Management Policy

MIND will record a one-time financial expense of approximately $1.3 million
Investment strategy since March 2002 has resulted in surplus in net financial income of approximately $4 million

Yoqneam, Israel, June 8, 2006 - MIND C.T.I. LTD. (NASDAQ: MNDO), a leading provider of convergent end-to-end billing and customer care solutions for medium size service providers worldwide, today announced that it has withdrawn two of its three $10 million structured deposits and placed the cash in risk-free bank deposits. The financial expense arising from this transaction is expected to be approximately $1.3 million in this quarter. MIND's cash position remains strong with over $35 million.

Monica Eisinger, Chairperson and CEO, commented: "We believe that when the interest rates were at very low levels, our investment strategy was the right one. By investing in the structured deposits from March 2002 until now, we earned interest in the aggregate amount of approximately $8.5 million, which (after deducting the current one-time penalty for withdrawal at this time) is approximately $4 million more than we would have earned had we invested that cash in standard bank deposits during the same period. We now estimate that there is a risk that the long-term structured deposits will continue to bear no interest for the foreseeable future. Therefore, we have decided to reduce the risk by withdrawing two seven-year deposits and converting them to highly-liquid bank deposits."

Since March 2002, MIND has deposited most of its cash in structured, callable time deposits. Under the arrangements with the banks, whether or not the deposits bear interest depends upon the prevailing US dollar LIBOR rates. Interest is payable in respect of days during which the US dollar LIBOR is within a certain range and no interest is payable in respect of days during which it exceeds the range. The banks had the option to call the deposits periodically and new arrangements were reached every few months. In November 2004, MIND deposited three amounts of $10 million each, two of them for seven years and one for a ten-year period, with similar terms. Due to the increase in the six-month LIBOR, since May 20, 2005 these deposits have not earned any interest.

Ms. Eisinger added: "Regarding our business, as previously stated, we see a strong revival in the US markets and increased interest in the emerging markets. We are active in all these areas and since the beginning of the quarter we have won new business both in the US and in Eastern Europe. We believe that there are three major catalysts to our business: the MVNO market with new players surfacing, the replacement of old billing solutions driven by the multiple services offerings by carriers, which require new platforms for billing, and the Next Gen Networks that are being built by carriers in emerging markets. We believe that MIND is well positioned in these three niches, and we are focusing on forming more partnerships and on winning more significant deals."

About MIND
MIND CTI Ltd. is a leading provider of convergent prepaid and postpaid end-to-end billing and customer care solutions for VoIP, Mobile, Wireline and Quad-play carriers worldwide. Since 1997 MIND has been a pioneer in enabling the VoIP technology for emerging and incumbent service providers. In August 2005 MIND acquired Sentori, Inc., a US based provider of customer care and billing solutions to wireless carriers and mobile virtual network operators (MVNO's). Sentori, Inc. brings over ten years of wireless experience staff and seven years of a wireless operational solution to carriers. A global company, MIND operates from offices in Europe, Israel and the United States. MIND employs over 300 IT professionals and serves customers in more than 35 countries around the world.

For financial information, reports and presentations, please visit the Investor Relations site: http://www.mindcti.com/ir

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995: All statements other than historical facts included in the foregoing press release regarding the Company's business strategy are "forward looking statements." These statements are based on management's beliefs and assumptions and on information currently available to management. Forward-looking statements are not guarantees of future performance, and actual results may materially differ. The forward looking statements involve risks, uncertainties, and assumptions, including the risks discussed in the Company's filings with the United States Securities Exchange Commission.  The Company does not undertake to update any forward-looking information.

For more information please contact: Andrea Dray
MIND CTI Ltd.
Tel: +972-4-993-6666
investor@mindcti.com